Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN  46350




Joseph A. Molino
Corporate Secretary
P&F Industries, Inc.
445 Broadhollow Rd., Suite #100
Melville, NY  11747

February 24, 2010

Dear Mr. Molino:

As of today, I, Timothy John Stabosz, am a registered holder of 5000 shares of the Class A common stock of P&F Industries, Inc. ("P&F"). Pursuant to
Article 3, Section 12 of P&F's bylaws, please be advised that at the next meeting of stockholders at which directors will be elected, I intend to nominate myself for election as a director. Required information to be provided about the nominator/nominee is as follows:

Timothy Stabosz (born March 24, 1968); 1307 Monroe Street, LaPorte, IN 46350. Mr. Stabosz has been primarily engaged as a private investor since 1992. Prior to 1992, he served as a financial examiner for the National Credit Union Administration (NCUA). From 2004-2007, he served as an elected member of the Common Council of the City of LaPorte, Indiana. From 2000 to 2008, he served as the treasurer of a LaPorte-based 501(c)(3) charitable corporation engaged in furthering local historic preservation issues.

In addition to the 5000 registered shares, I also beneficially own 216,814 Class A common shares, all of which were acquired between July 15, 2008 and February 12, 2010.

I intend to deliver a form of proxy to holders of at least the percentage of voting power of all the shares of capital stock of the corporation reasonably believed by me to be sufficient to elect myself to the board of P&F. While I do not currently intend to deliver a proxy statement to holders of at least the percentage of voting power of all the shares of capital stock of the corporation reasonably believed by me to be sufficient to elect myself to the board of P&F, I reserve the right to do so.

I, the above listed nominee, by signing below, consent to being named in the proxy statement, and to serve as a director of P&F, if elected. There are no arrangements or understandings between me, and any other entity, in connection with my nomination, nor am I aware of any material conflicts of interest that would prevent me from acting in the best interests of P&F. (Article 3, Section 12(b)(2)(B through G) of the P&F bylaws do not apply.)

Please notify me immediately if you need any further information, or if you should deem there to be any deficiencies in this form of notice, so that I may cure them.

                                        Very truly yours,



                                        Timothy John Stabosz
                                        Private Investor